[redacted]

mc

11015039

SECUI 11015039 SION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 7 2011
WASH, D.C.
193 SECTION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67812 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423-A PLANTATION CENTER DRIVE
(No. and Street)

MATTHEWS NC 28105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SUTHERLAND 704-708-5461
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER SMITH AND ROLLER CPA, PA
(Name – *if individual, state last, first, middle name*)

7229 ALBEMARLE ROAD, CHARLOTTE NC 28227
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

pls 2/10

pls 2/10

## OATH OR AFFIRMATION

I, Patrick Sutherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERTINA M. DANIEL NOTARY PUBLIC UNION COUNTY, NC

Signature

CEO / Principal

Title

Notary Public

My commission expires 8/16/2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

**Independent Auditors' Report**

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

We have audited the accompanying balance sheet of Innovation Partners, LLC as of December 31, 2010, and the related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 25, 2011

Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

**INNOVATION PARTNERS, LLC**
**Balance Sheet**
**December 31, 2010**

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash | $ | 24,062 |
| CRD Account | | 14 |
| Prepaid Expenses | | 8,519 |
| Total Current Assets | | 32,595 |
| **TOTAL ASSETS** | $ | 32,595 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Total Liabilities | | - |
| **Members' Equity** | | 32,595 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 32,595 |

See Independent Auditors' Report and Accompanying Notes.

**INNOVATION PARTNERS, LLC**
**Statement of Operations**
**For The Year Ended December 31, 2010**

| | | |
|---|---|---|
| **Revenues** | $ | 403,234 |
| **Operating Expenses** | | |
| Commissions Expense | | 20,060 |
| Consulting Fees | | 185,874 |
| Licenses and NASD Fees | | 34,548 |
| Miscellaneous Expense | | 2,963 |
| Professional Fees | | 142,700 |
| Rent | | 10,000 |
| Total Operating Expenses | | 396,145 |
| **Net Income (Loss) From Operations** | $ | 7,089 |

See Independent Auditors' Report and Accompanying Notes.

**INNOVATION PARTNERS, LLC**
**Statement Of Cash Flows**
**For The Year Ended December 31, 2010**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 7,089 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) Decrease in CRD Account | ( | 14) |
| (Increase) Decrease in Prepaid Expenses | ( | 3,189) |
| Increase (Decrease) in Accounts Payable | ( | 28) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | 3,858 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 3,858 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | 20,204 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 24,062 |

See Independent Auditors' Report and Accompanying Notes.

**INNOVATION PARTNERS, LLC**
**Statement of Changes in Members' Equity**
**For The Year Ended December 31, 2010**

**Description:**

| | | |
|---|---|---|
| Beginning Balance | $ | 25,506 |
| Plus: Net Income | | 7,089 |
| Ending Balance | $ | 32,595 |

See Independent Auditors' Report and Accompanying Notes.

**INNOVATION PARTNERS, LLC**
**Notes To Financial Statements**
**December 31, 2010**

## NOTE A - SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

### Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

### Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

### Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

## NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

### Subsequent Events

Management has evaluated subsequent events through January 25, 2011, the date the financial statements were available to be released.

### Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

| | |
|---|---|
| Interest | $ 0 |
| Income Taxes | $ 0 |

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

## NOTE C - RELATED PARTY TRANSACTIONS

During 2010, Insigne Consulting, Inc., which is owned by the members of Innovation Partners, LLC, was paid $139,400 in consulting fees for actuarial product development. The Company paid Insigne Consulting, Inc. $10,000 for office space.

During 2010, the Company paid $20,060 to Yanique Lawrence for marketing allowances and commissions. Yanique Lawrence is a member of the LLC.

**INNOVATION PARTNERS, LLC**
**Notes To Financial Statements (Continued)**
**December 31, 2010**

## NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2010, is computed as follows:

| | | |
|---|---|---|
| Total Assets | $ | 32,595 |
| Total Liabilities | | - |
| Total Net Worth | | 32,595 |
| Subordinate Loans | | - |
| Adjusted Net Worth | | 32,595 |
| Less Non-Allowable Assets: | | |
| CRD Account | ( | 14) |
| Prepaid Expenses | ( | 8,519) |
| Current Capital | | 24,062 |
| Less Haircuts | | - |
| Net Capital | | 24,062 |
| Required Capital | | 5,000 |
| Excess Net Capital | | 19,062 |
| Aggregate Indebtedness | | |
| Aggregate Indebtedness to Net Capital | | |

The computed excess net capital per the company agreed with audited excess net capital.

| | | |
|---|---|---|
| Excess Net Capital | $ | 19,062 |
| Excess Net Capital per company computation | | 19,062 |
| Difference | $ | - |

## NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

**Report on Internal Control Required by SEC Rule 17a-5**

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") for the year ended December 31, 2010 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

January 25, 2011